UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 15, 2019

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒ Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐ No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐ No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐ No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Corporation

Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON JANUARY 14, 2019

1.                                     DATE, TIME AND PLACE: Held at 10:00 a.m., on January 14, 2019, at the Company’s headquarters, in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 4th Floor, Valor Room, Vila Olímpía, Zip Code 04551-010.

2.                                     CALL NOTICE AND ATTENDANCE: Exempted the publishing of call notices, pursuant to article 124, § 4th, of Law No. 6,404 of December 15, 1976, as amended (“Brazilian Corporation Law”), due to the presence of shareholder representing the totality of the voting capital stock of the Company, according to the signatures provided in the Company’s Shareholders’ Attendance Book.

3.                                     PRESIDING BOARD: Acted as Chairman of the Meeting, Mr. Walter Schalka and as Secretary Mr. Pablo F. Gimenez Machado.

4.                                     AGENDA: To resolve on (i) the amendment to article 5th of the Company’s Bylaws in order to reflect the new amount of shares of the Company, without reduction of the capital stock, due to the cancellation of shares kept in treasury, as resolved by the Board of Directors on December 13, 2018; (ii) the amendment to the business purpose of the Company to include new activities related to cabotage, operation of port terminals and operation of an aerodrome runway of the Company, with the subsequent amendment to article 4th of the Company’s Bylaws; (iii) the termination of the Statutory Audit Committee (“SAC”); (iv) the termination of the Fiscal Committee (Conselho Fiscal) activities, which shall operate on a non-permanent basis; (v) due to the corporate restructuring, approved at the Extraordinary General Shareholders’ Meeting held on September 13, 2018, to combine the operations and shareholder bases of Suzano Papel e Celulose S.A. (“Suzano”) and the Company (“Transaction”), in accordance with the “Protocol and Justification of Merger of Shares Issued by Fibria into Eucalipto Holding S.A., followed by Merger of Eucalipto S.A. into Suzano Papel e Celulose S.A.”, entered into on July 26, 2018 by and between the management of the Company, of Eucalipto Holding S.A., and of Suzano, the approval of (a) the Company’s exit from the special listing segment called Novo Mercado from B3 S.A. — Brasil, Bolsa, Balcão (“B3”) (“Exit from Novo Mercado”), under the terms of Chapter II of the Regulations of Novo Mercado and article 39 of the Company’s Bylaws; (b) the delisting of the Company’s shares at B3; (c) the delisting of the Company’s shares at the New York Stock Exchange (“NYSE”), which are admitted to trading in the form of American Depositary Shares (“ADSs”), represented by American Depositary Receipts (“ADRs”) and the cancellation of the Company’s stock and ADRs registry before the Securities and Exchange Commission (“SEC”) (“Cancellation of SEC Registry”), under the applicable law; (d) the amendment and consolidation of the Company’s Bylaws; (e) the election of the new members of the Board of Directors; and (f) the transfer of the Company’s headquarters.

5.                                     RESOLUTIONS: The shareholder representing the totality of the Company’s capital stock without restrictions or reservations, resolved as follows:

5.1.                           Approve the amendment to article 5th of the Company’s Bylaws in order to reflect the new amount of shares of the Company, due to the cancellation of the shares kept in treasury, without reduction of the capital stock, as resolved by the Board of Directors of the Company on December 13, 2018, which shall now be read as follows:

“Article 5.                                     The capital stock, fully subscribed and paid in, is of nine billion, seven hundred and forty million, seven hundred and seventy-seven thousand, one hundred and seventy-nine Reais and fifty-nine cents (R$ 9,740,777,179.59), divided into five hundred and fifty-three million, seven hundred and thirty-three thousand, eight hundred and eighty-one (553,733,881) common shares, all of which are book-entry registered shares without par value. [...]”

5.2.                           Approve the amendment of the business purpose of the Company to include the following new activities related to cabotage, operation of port terminals and operation of aerodrome runway of the Company, under the following terms: (i) rendering of services of waterborne transport services by means of cabotage and inland navigation, as well as auxiliary activities, such as maritime operation and signaling; (ii) rendering of port operator services for the movement and storage of goods, for or deriving of waterborne transport, within the organized port area; and (iii) operation of airports and landing fields. Due to the inclusion of the activities mentioned above in Company’s business purpose, approve the amendment to article 4th of the Company’s Bylaws, which shall now be read pursuant to the consolidated Bylaws, in accordance with Schedule I to these minutes.

5.3.                           Register the dismissal of the SAC members, pursuant to the Board of Directors Meeting held on December 20, 2018, and approve the termination of SAC, moving the competence to supervise the quality and integrity of the financial reports, the adhesion to legal, regulatory and statutory rules, the compliance to the processes regarding risk management and internal independent auditors to the Board of Directors.

5.4.                           Approve the termination of the Fiscal Committee (Conselho Fiscal) activities, which shall now operate on a non-permanent basis, with the subsequent dismissal of all of the Company’s Fiscal Committee members, namely: (i) Mauricio Aquino Halewicz, Brazilian, married, accountant, bearer of the Identity Card RG No. 7049172823, issued by SSP/SP, and enrolled with the CPF/MF under No. 694.701.200-78, with offices at Alameda Santos, No. 700, suite 62, Cerqueira César, in the City of São Paulo, State of the São Paulo, Zip Code 01418-100, elected by 370,068,269 votes, as effective member and President of the Fiscal Council, and as his alternate, Geraldo Gianini, Brazilian, judicially separated, accountant, bearer of the Identity Card RG No. 4.544.903-X, issued by SSP/SP, and enrolled with CPF/MF under No. 531.905.488-20, resident and domiciled at Rua Professor Tamadaré Toledo, 170, apartment 83, Itaim Bibi, in the City of São Paulo, State of São Paulo, Zip Code 04532-020; (ii) Gilsomar Maia Sebastião, Brazilian, married, accountant, bearer of the Identity Card RG No. 24.733.092-9, issued by SSP/SP, and enrolled with the CPF/MF under No. 174.189.288-07, with offices at Avenida Brás Leme, No. 1717, 2nd Floor, in the City of São Paulo, State of São Paulo, Zip Code 02511-000, as effective member of the Fiscal Council, and as his alternate, Antonio Felizardo Leocadio, Brazilian, accountant, married, bearer of the Identity Card RG No. 23.410.097-7, issued by SSP/SP, and enrolled with the CPF/MF under No. 129.803.248-25, resident and domiciled at Rua Luis Correia de Melo, No. 148, apartment 201, Tower 4, in the City of São Paulo, State of São Paulo, Zip Code 04726-220; (iii) Domenica Eisenstein Noronha, Brazilian, single, business administrator, bearer of the Identity Card RG No. 111.310.25-6, issued by IFP/RJ, and enrolled with the CPF/MF under No. 090.448.297-93, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with offices at Rua do Carmo, No. 8, group 205, Centro,  Zip Code 28640-000, as effective member of the Fiscal Council and as her alternate, Maurício Rocha Alves de Carvalho, Brazilian, married, engineer, bearer of the Identity Card RG No. 04.249.242-1, issued by SSP/RJ, and enrolled with the CPF/MF under No. 709.925.507-00, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Canário, No. 515, 4th floor, apartment 41, Moema, Zip Code 04521-004.

5.5.                           Due to the Transaction and pursuant to Merger Agreement, approve (a) the Exit from Novo Mercado, under the terms of Chapter II of the Novo Mercado Regulations and article 39 of the Company’s Bylaws; (b) the delisting of the Company shares of B3; (c) the delisting of the Company’s ADSs before NYSE and the cancellation of the SEC Registry, under the applicable law; and (d) the amendment to the Company’s Bylaws, which shall be read as provided under Schedule I to these minutes.

5.6.                           Note the resignation of the current members of the Board of Directors of the Company. Mr. José Luciano Duarte Penido (President of the Board of Directors), Vera Lucia Almeida Pereira Elias (alternate), João Carvalho de Miranda, Sergio Augusto Malacrida Junior (alternate), João Henrique Batista de Souza Schmidt, Francisco Fernandes Campos Valério (alternate), Ernesto Lozardo, Leonardo Mandelblatt de Lima Figueiredo (alternate), Cesar Augusto Chaves Mendonça, Raul Calfat, Carlos Augusto Lira Aguiar, Julio Sergio de Souza Cardozo (alternate), Alexandre Gonçalves Silva, Sergio Citeroni (alternate), Marcos Barbosa Pinto and Armínio Fraga Neto (alternate), in accordance with the letters of resignation filed in the

Company’s headquarters and elect the following members to comprise the Board of Directors of the Company, with term of office until the next Ordinary Shareholders’ Meeting to be held to resolve on the financial statements of the Company of December 31, 2020: (i) Walter Schalka, Brazilian, married, engineer, bearer of the Identity Card RG No. 6.567.956-8 SSP/SP and enrolled with the CPF/MF under No. 060.533.238-02; (ii) Pablo Francisco Gimenez Machado, Brazilian, married, lawyer, bearer of the Identity Card RG No. 28.209.659-0 and enrolled with the CPF/MF under No. 271.385.948-44; and (iii) Vinicius Nonino, Brazilian, married, business administrator, bearer of the Identity Card RG No. 20.664.102-3 SSP/SP and enrolled with the CPF/MF under No. 138.815.728-48, all with offices at Avenida Brigadeiro Faria Lima, No. 1355, 8th floor, in the City of São Paulo, State of São Paulo.

5.6.1.                 The investiture of members of the Board of Directors is conditioned to the execution of the respective terms of investiture, drawn up in the Company’s records.

5.6.2.                 The members of the Board of Directors now elected accepted their respective positions, representing that they meet all legal requirements applicable to the offices for which they are being elected and neither are prevented from taking part of the Company’s management team by specific law due to conviction nor under the effects thereof; are not subject to criminal sanction that precludes, whether temporarily of otherwise, access to the public office, have not been convicted for any bankruptcy offense, fraud, bribery or graft, peculation, embezzlement crime or crime against the welfare, the national finance system, competition protection rules, consumption relations, public credit or property.

5.7.                           Approve the transfer of the Company’s headquarters from Rua Fidêncio Ramos, No. 302, 3rd and 4th floors (part), Vila Olímpia Corporate Building, Tower B, Vila Olímpia, Zip Code 04551-010, at the City of São Paulo, State of São Paulo to Avenida Brigadeiro Faria Lima, No. 1,355, 8th Floor, Zip Code 01452-919, at the City of São Paulo, State of São Paulo, with the subsequent amendment of article 2 of the Company’s Bylaws, which shall now be read pursuant to the wording of the consolidated Bylaws, in accordance with Schedule I to these minutes.

5.8.                           Finally, approve the consolidation of the Company’s Bylaws, in order to reflect the resolutions taken on items 5.1 to 5.7 above and adjust the wording of its other provisions, which shall become effective from the date hereof pursuant to Schedule I to these minutes.

5.9.                           Authorize the managers of the Company to carry out all acts deemed necessary to implement the resolutions approved above.

6.                                     CLOSING AND APPROVAL OF THE MINUTES: There being no further matters to be discussed, the Chairman adjourned the meeting, which minutes was drafted in summary form, in accordance with article 130, § 1st, of the Brazilian Corporation Law, which read and approved, was signed by the attending shareholder. São Paulo, January 14, 2019. Presiding Board: Walter Schalka — Chairman and Pablo F. Gimenez Machado — Secretary. Attending Shareholder: Suzano Papel e Celulose S.A.

This is a true copy of the original drawn up in the records of the Company.

São Paulo, January 14, 2019.

Board:

Walter Schalka Chairman	Pablo F. Gimenez Machado Secretary

Shareholder:

SUZANO PAPEL E CELULOSE S.A.
Name:
Position:

SCHEDULE I

BYLAWS

[Intentionally left in blank]

FIBRIA CELULOSE S.A.

Publicly-Held Corporation

Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

Company’s Bylaws

FIBRIA CELULOSE S.A.

CHAPTER I

Corporate Name, Principal Place of Business, Duration and Business Purpose

Article 1 —FIBRIA CELULOSE S.A., a joint stock company registered as a publicly-held company, is governed by these Bylaws and the legal provisions that are applicable thereto.

Article 2 — The place of business and jurisdiction of the Company shall be in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 1,355, 8th floor, Zip Code 01452-919, and it may open branch offices, establishments and offices anywhere in Brazil or abroad.

Article 3 — The duration of the Company is for an indefinite term.

Article 4 — The Company’s purposes are:

a) manufacture, wholesale and retail of pulp, paper, and any other products derived from said materials, whether their own or third parties’;

b) formation and exploitation of own or third parties’ forests, directly or by means of agreements with companies specialized in silviculture and forest management;

c) management and implementation of afforestation and reforestation projects, by itself or third parties, including the management of all agricultural activities that enable the production, supply and provision of raw material to the manufacture of pulp and any other products intended to the processing of timber, biomass and residues and derived from said materials;

d) exploitation of forest production support activities;

e) exploitation of biomass processing, distribution and sale activities;

f) energy production, distribution and sale;

g) development and management of real estate projects, including the purchase and sale of properties, division and subdivision of plots of land;

h) exploitation of all manufacture and commercial activities directly or indirectly related to its business purpose;

i) import of goods and commodities relating to its business purposes;

j) export of products manufactured by the Company and third parties;

k) representation on its own behalf or third parties’ behalf;

l) equity interest in other companies, in Brazil or abroad, of any type and business purpose, as a partner or shareholder;

m) provision of administrative, organizational and financial services to related companies;

n) provision of technical services by means of consulting and advisory to its controlled companies or third parties;

o) rendering of waterborne transport services by means of cabotage and inland navigation, as well as auxiliary activities such as maritime operations and signaling;

p) rendering of port operator services for the movement and storage of goods, for or deriving of waterborne transport, within the organized port area; and

q) operation of airports and landing fields.

CHAPTER II

Capital Stock

Article 5 — The capital stock, fully subscribed and paid-in, is of nine billion, seven hundred and forty million, seven hundred and seventy-seven thousand, one hundred and seventy-nine Reais and fifty-nine cents (R$ 9,740,777,179.59), divided into five hundred and fifty-three million, seven hundred and thirty-three thousand, eight hundred and eighty-one (553,733,881) common shares, all of which are book-entry registered shares without par value.

§ 1 — The shares are indivisible before the Company and each share shall entitle to one (1) vote in the resolutions of Shareholders Meetings.

§ 2 — Upon approval of shareholders representing a majority of the capital stock, the Company may acquire its own shares for purposes of cancellation or permanence in treasury, without reducing the capital stock, and subsequently dispose of them, observing the legal and regulatory rules in force.

CHAPTER III

The Shareholders Meeting

Article 6 — The Shareholders’ Meeting shall be convened, ordinarily, in one of the 4 (four) months following the ending of the fiscal year and, extraordinarily, at any time social p so require.

Article 7 — The Shareholders Meeting shall be convened pursuant to the law or by resolution of the Company’s Board of Directors.

§ 1 — Regardless of the formalities related to the convening of Shareholders’ Meetings provided for in this Article, the Shareholders’ Meeting shall be considered valid with the attendance of all Company’s shareholders.

§ 2 — The Shareholders Meeting shall be declared to be in session by the Chairman of the Board of Directors, or by any other member of the Board of Directors or by any Executive Officer and the shareholders shall then immediately elect the Chairman of the Meeting, who shall request one of those present to be secretary of the Meeting. The Shareholders Meeting may also be declared to be in session by an attorney-in-fact, appointed for that specific purpose by the Chairman of the Board of Directors or by an Executive Officer.

CHAPTER IV

The Management

Section I

Common Provisions

Article 8 — The Company will be managed by a Board of Directors and an Executive Board, with the powers conferred by the applicable legislation and in accordance with these Bylaws.

Article 9 — The members of the Board of Directors and of Executive Officers will be invested in their positions by signing the respective Term of Investiture in the Minutes Book of the Board of Directors or of Executive Officers, as the case may be.

Article 10 — The Ordinary General Meeting of Shareholders shall, annually, set the global amount of remuneration of the Board of Directors and the Executive Officers, including benefits of any kind and representation fees, it being for the Board of Directors to decide on the form of distribution of the amount fixed, between its members and those of the Executive Officers.

Section II

Board of Directors

Article 11 — The Board of Directors shall be made up of between 5 (five) to 9 (nine) members, resident in or outside Brazil, elected and dismissed at any time by the Shareholders Meeting, who shall appoint a Chairman.

Article 12 — The Board of Directors shall meet ordinarily at least four (4) times a year at the end of each quarter and, extraordinarily, whenever the corporate interests determine.

Article 13 — The meetings of the Board of Directors may be called by its Chairman or any of its members, by means of a written notice delivered within at least two (2) days in advance and presenting the agenda of the matters to be dealt with.

Sole paragraph — Regardless of the formalities set forth in the caput of this Article, meetings attended by all Directors by themselves or represented in the manner set forth in Article 14, § 2, shall be considered regular.

Article 14 — The meetings of the Board of Directors shall only be installed with the attendance of the majority of its members in office.

§ 1 — The meetings of the Board of Directors shall be presided by its Chairman and anyone appointed by the Chairman shall act as a secretary. In the event of an impediment or temporary absence of the Chairman of the Board of Directors, the meetings of the Board of Directors shall be chaired by another member appointed by the Chairman of the Board of Directors or, if he fails to appoint a Chairman for the meeting, by a Director chosen by the majority of the votes of the other members of the Board, and the chairman of such meeting shall appoint the secretary.

§ 2 — In the event of the temporary impediment or absence of any member of the Board of Directors, he may appoint another member to represent him, in the case of temporary absence, the member so appointed to represent him shall vote in the meetings of the Board in his own name and on behalf of the member represented by him. The appointment must be expressly accepted by the appointed member, as well as notified to the Chairman of the Board of Directors. Alternatively, in the case of temporary absence, the member of the Board of Directors may, based on the agenda of the matters to be treated, express his vote by letter, telegram or electronic mail, delivered to the Chairman of the Board of

Directors, with proof of receipt and that unequivocally identifies the sender and the meaning of the vote.

§ 3 — If a vacancy occurs on the Board of Directors, the seat may remain vacant until the next Ordinary Shareholders Meeting, without prejudice of a nomination of a substitute, in order to complete the current mandate, by the remaining directors in a Board of Directors Meeting, in the form of Article 150 of Law No. 6,404, dated December 15, 1976, as amended (“Corporations Law”), if one is necessary to maintain the minimum number of members of that body, or if it is deemed convenient that the post should be filled.

Article 15 — The resolutions of the Board of Directors shall be taken by a favorable vote of the majority of the members in office, counting the votes cast pursuant to Article 14, §2, in the event of a tie, the Chairman of the Board of Directors shall be entitled to cast quality.

Article 16 — Meetings of the Board of Directors shall be held, preferably, at the Company’s headquarters. Meetings will be allowed through teleconference, videoconference or other means of communication, and such participation will be considered personal presence at said meeting. Also considered shall be those members who have delegated their vote or expressed their vote in writing, pursuant to Article 14, § 2 above. In the case of participation by teleconference, videoconference or other means of communication, members of the Board of Directors who participate remotely in the Board Meeting shall express their votes by means of a letter, telegram or electronic mail that unequivocally identifies the sender and the meaning of the vote.

Sole Paragraph — At the end of the meeting, minutes shall be drawn up, which shall be signed by all Board Members physically present at the meeting, and subsequently transcribed in the Minutes Book of the Board of Directors of the Company. The votes cast by Directors who participate remotely in the Board Meeting or who have manifested themselves in the form of Article 14, § 2, shall also be recorded in the Book of Minutes of the Board of Directors, and a copy of the letter, telegram or electronic mail, as the case may be, containing the vote of the Director shall be added to the Book as soon as the minutes have been transcribed.

Article 17 — The following shall be the attributes of the Board of Directors:

a)             to fix the general orientation of the Company’s business, subject always to the ethical values adopted by the community where it is working, especially respect for human rights and the environment;

b)             to elect, evaluate or dismiss Executive Officers, at any time, and to set the attributions and competencies of each one of them where these are not provided by these Bylaws;

c)              to inspect the management as effected by the Executive Officers; to examine the books and papers of the Company at any time; to request information on contracts signed or about to be signed, and any other acts;

d)             to state an opinion on the management report and accounts of the Executive Officers;

e)              to choose, and to dismiss, the independent auditors, subject to the right of veto provided for by law;

f)               to approve the accounting criteria and practices;

g)              to approve the long-term global strategy to be obeyed by the Company and by the subsidiary companies, and also the long-term global strategy to be proposed for the affiliated companies;

h)             to examine, approve, and monitor the execution of, the annual and multi-year capital expenditure and operational budgets, which shall be prepared by the Executive Officers;

i)                 to monitor and evaluate the economic and financial performance of the Company;

j)                to state opinions on any proposals or recommendations made by the Executive Officers to the General Meeting of Shareholders;

k)             to decide on the grant, or not as the case may be, of the preemptive right of shareholders, or to reduce the period of this right, in issues of shares, debentures convertible into shares, or warrants, the placement of which is made by one of the methods referred to in Section 172 of the Corporations Law;

l)                 subject to the terms of line “k” above, to decide on the issue of securities, including promissory notes, for public or private distribution, inside or outside Brazil, in accordance with the respective legislation;

m)         to authorize initial or subsequent participation of the Company as a partner, shareholder or member of a consortium, in another company or undertaking, the giving in guarantee of any interest so acquired to third parties in the Company’s transactions, or disposal in any manner or form of any shareholding or interest which is part of the Company’s assets;

n)             to authorize the acquisition of shares in the Company, for the purpose of cancellation, or holding in treasury and subsequent sale;

o)             to authorize the Executive Officers, with limits of authority to be defined by a resolution approved at a meeting of the Board of Directors, the minutes of which meeting shall be duly registered with the competent Board of Trade:

o.1) to sell, place a charge on or acquire assets related to the Company’s fixed assets and those referred to in sub-clause “m” of this Article;

o.2) to give collateral of any nature, or to give a chattel mortgage;

o.3) to agree asset or liability financial transactions, including those known as “vendor” transactions, in which the Company is a guarantor for its clients;

o.4) to sign any other contracts in accordance with defined limits of authority in relation to amounts;

o.5) to carry out, or order to be carried out, any acts not expressly provided for in these Bylaws provided that such acts are legally within its competence;

o.6) to bring actions, make concessions, reach agreements or withdraw legal proceedings, procedures, measures or any other demands in Court, administrative or arbitration proceedings, and also to carry out voluntary tax offsetting, such as may result in or can result in obligations or rights on the part of the Company, or which may prejudice or can prejudice the Company’s reputation or image;

p)             to decide on the establishment of a Consulting Council to provide advice to the members of the Board of Directors, and to set the positions, remuneration and rules for functioning of that body;

q)             to create other Committees of the Board of Directors, if and whenever it deems this to be desirable; and

r)                nominate people to drive sectors or areas of the Company, as Executive Officers, who shall report to an Executive Officer, not implying such procedure in the delegation of powers which, by law or the present Bylaws, are exclusive of Directors elected, neither attributing to them, therefore, the condition of member of any statutory organ.

Section III

Executive Officers

Article 18 — The Executive Board shall be comprised of, at least, three (3) and, at most, ten (10) members, being one (1) Investor Relations Officer and the others without specific designation, all residents in the country and professionals with academic experience and training compatible with their respective positions and functions and, where necessary, with proven technical and administrative qualifications.

§ 1 — The Executive Officers shall be elected and dismissed at any time by the Board of Directors, which shall appoint the Investor Relations Officer for a unified term of office of one (01) year, reelection being permitted.

§ 2 — In their absences or eventual impediments, the Executive Officer will be replaced by another Executive Officer appointed by the Investor Relations Officer, in writing.

Article 19 — The Executive Officers shall have full powers of administration and management of the corporate business, for the performance of all acts and performance of all operations that relate to the corporate purpose, subject to the provisions of these Bylaws.

§ 1 — The following shall be attributions of the Executive Officers:

a)             to comply with the terms of these Bylaws, and the decisions of the General Meeting of Shareholders and of the Board of Directors, and cause them to be complied with;

b)             to administer and manage the Company’s business in accordance with the orientation established by the Board of Directors;

c)              to produce monthly interim financial statements and deliver them to the Board of Directors;

d)             to prepare the financial statements for each business period, as specified in these Bylaws, including a proposal for allocation of the profit, and submit them to the Board of Directors;

e)              to propose to the Board of Directors the approval of the procedures referred to Article 28 of the Bylaws;

f)               to prepare the annual and multi-year operations and capital expenditure budgets, including, among other matters, the forestry, industrial, commercial, financial and human resources plans, to be submitted by the Chief Executive Officer to the Board of Directors;

g)              to decide on the transactions indicated in lines “o.1” to “o.4” and “o.6” of Article 17 of the Bylaws, subject, when their value does not exceed the amounts indicated in those sub-items, to the authorized limit amounts previously established by the Board of Directors or, if their value does exceed the amounts indicated in those sub-items, after prior submission to the Board of Directors;

h)             to open and/or close branch offices or warehouses throughout the whole of Brazil;

i)                 to inform the Board of Directors, in the person of its Chairman, in relation to any question of singular importance for the Company’s business; and

j)                to seek continuous improvement in the organizational climate and results.

§ 2 — The Executive Officers shall preferably meet at the Company’s headquarters, whenever the corporate interests so require, by written notice, with a detailed indication of the agenda, signed by the Investor Relations Officer, at least two (2) days in advance, except if the notice and/or deadline are waived, in writing, by all the Executive Officers.

§ 3 — The Executive Officers shall only meet with the attendance of at least a majority of its members in office, considering also present at the meeting, Executive Officers which send their votes by letter, telegram or electronic mail on the matters that are the subject of the agenda.

§ 4 — The decisions of the Executive Officers shall be taken by a favorable vote of the majority of the Executive Officers present to the meeting and shall appear in minutes drawn up in the proper book.

§ 5 — The Executive Officers shall represent the Company actively or passively, to execute and carry out, within their respective attributions, the decisions taken by the Executive Officers, the Board of Directors and the General Meeting, within the limits established by these Bylaws.

Article 20 — In acts and transactions which create obligations for the Company or exonerate third parties from obligations to it, the Company shall be represented, actively and passively, by any two of its Executive Officers.

§ 1 — The Company may be represented by one Executive Officer and one person holding a power of attorney, by two persons holding powers of attorney or even by one person holding a power of attorney, provided that the power of attorney itself is given by two

Executive Officers, provided that the said power of attorney precisely and consistently specifies the powers that it gives and its period of validity.

§ 2 — No powers may be subrogated under any power of attorney, except for the purposes of court proceedings and in-court representation.

§ 3 — The Company may, subject to the terms of this Article, be represented by a single Executive Officer, or by an attorney-in-fact with specific powers to practice any of the following acts:

a)             in acts of endorsement of checks or trade bills in favor of financial institutions, in the former case for the purposes of deposit in the Company’s account; or in the latter case for the purposes of discount and/or deposit and/or trading charge and/or collection; also signing the respective contracts, proposals and bordereaux;

b)             representation of the Company before any federal, state or municipal public office, or independent public authority, or public companies, public mixed-capital companies or foundations, solely for administrative purposes;

c)              representation of the Company before the Labor Courts, the Public Attorneys’ Offices, or in dealings with labor unions, including for the purposes of appointing representatives and in matters relating to hiring, suspension and dismissal of employees and/or labor agreements; and

d)             representation of the Company in relation to third parties, for the purposes of representation which does not involve any type of obligation on the Company.

§ 4 — Except for purposes of the Courts, and of representation of the Company in administrative disputes and procedures relating to brands and patents, all other powers of attorney given by the Company shall have a maximum period of validity, namely up to 30 June of the year following the year in which they are given, unless there be established a shorter period, which must in any event always be included in the respective instrument.

Article 21 — The following are attributions of the Investor Relations Officer:

a)             convene and chair the meetings of the Executive Officers;

b)             to comply with and watch for these Bylaws, the resolutions of the Shareholders Meeting and the resolutions of the Board of Directors and the Executive Board;

c)              to coordinate and supervise the activities of the Executive Board members, with a view to rendering compatible the operation of them all in the interest of the Company;

d)             to manage the shareholding policy;

e)              to represent the Company before surveillance bodies and national or international entities of the market where its securities are taken in for trading, specially the Securities and Exchange Commission (“CVM”);

f)               to represent the Company before the investor audience and provide the required information;

g)              to take actions in order to keep updated the registration as a publicly-held company before CVM; and

h)             to carry out any other activities that are assigned thereto by the Board of Directors.

Article 22 — The Investor Relations Officer shall be replaced in his absence or impediment, by another Executive Officer appointed by him, either in writing or verbally, and the substitute may exercise all the attributions of the Investor Relations Officer under the terms of these Bylaws.

CHAPTER V

Fiscal Committee

Article 23 — The company will have a non-permanent Fiscal Committee which, when installed, must be composed of at least three (3) and at most five (5) effective members and an equal number of alternates, shareholders or not.

Sole paragraph — The members of the Fiscal Committee shall be elected by the General Shareholders’ Meeting for a term of one (1), with the possibility of re-election.

CHAPTER VI

Fiscal Year and Profits Distribution

Article 24 — The fiscal year shall start on January 1 and end on December 31 of each year, the date on which the relevant financial statements shall be prepared, in accordance with the legal determinations.

Article 25 — The profits calculated in each fiscal year shall be assigned by the General Meeting, as recommended by the Executive Officers, after hearing the Fiscal Council,

when in operation, and after making the deductions determined by the applicable legislation.

Article 26 — Upon the decision of the shareholders representing the majority of the capital stock, the Company may prepare intermediate balance sheets at any time, in order to determine the results and distribute profits in shorter periods.

Article 27 — The managers shall propose to the Shareholders Meeting the allocation to be given to the net profit of the fiscal year, with a mandatory and successive allocation of:

I — a minimum of five percent (5%) for the Legal Reserve, until it reaches twenty percent (20%) of the registered capital, provided that in the fiscal year in which the balance of the legal reserve added by the capital reserve amounts exceed 30% (thirty percent) of the capital stock, it will not be mandatory to allocate part of the net income for the fiscal year to the legal reserve;

II — the amounts allocated to Contingency Reserves, if constituted;

III — the amount necessary for the payment of a mandatory dividend which, in each Fiscal Year, shall be equivalent to the lowest amount between: (i) twenty-five per cent (25%) of the annual net profit adjusted in accordance with Section 202 of the Corporations Law; or (ii) ten per cent (10%) of the Operational Cash Flow Generation in the respective Fiscal Year, calculated in accordance with §3 of this Article;

IV — the balance, if any, shall be allocated in such a way as the Executive Officers propose and the Board of Directors recommends, and the Shareholders Meeting approves, pursuant to the terms of Article 196 of the Corporations Law, and up to ninety percent 90% (90%) may be allocated to the Capital Increase Reserve, for the purpose of ensuring adequate operational conditions. This reserve may not exceed 80% (eighty percent) of the registered capital. The remainder shall be allocated to the Special Reserve Under the Bylaws for the purpose of ensuring continuity of semi-annual distribution of dividends, until such reserve reaches twenty percent (20%) of the registered capital.

§ 1 — As provided for in Section 197 of the Corporations Law and its sub-paragraphs, in any business year in which the amount of obligatory dividend, calculated in accordance with article 202 of that same law and these Bylaws, exceeds the realized portion of the net profit for the business year, the General Meeting of Stockholders may, on a proposal by the management bodies, allocate the difference to the constitution of a Future Earnings Reserve.

§ 2 — Under Section 199 of the Corporations Law, the balance of profit reserves, other than the reserves for contingencies and future earnings, may not exceed the registered capital. When this limit is reached, the General Meeting of Stockholders shall decide on the application of the excess amount, either for paying-in or for increase of the registered capital, or in distribution of dividends.

§ 3 — For the purposes of calculating the amount to be paid as minimum mandatory dividends set forth in item “III” of this Article 27, “Operational Cash Generation” means the result of the following formula:

GCO = Adjusted EBITDA – Maintenance CAPEX

Where:

“GCO” means the Generation of Operational Cash of the Fiscal Year, expressed in national currency.

“EBITDA” means the net profit of the Fiscal Year of the Company expressed in national currency, before the income tax and social contribution on net income, financial income and expenses, depreciation and amortization (including goodwill amortization), gains (losses) arising from changes in fair value less estimated realized and unrealized costs of sale of the biological assets realized and unrealized.

“Adjusted EBITDA” means the EBITDA excluding items not recurrent and/or not cash.

“Maintenance CAPEX” means the amount, expressed in national currency, of the investments in maintenance executed in the Fiscal Year.

§ 4 — Upon the resolution of the Shareholders Meeting, the Company may distribute dividends higher than the mandatory dividends set forth in item III of this Article.

§ 5 — The Shareholders Meeting may allocate a participation in the profits to the members of the Board of Directors and the Executive Officers, in the circumstances and within the form and limits allowed by law.

Article 28 — On a proposal of the Executive Officers, approved by the Board of Directors, the Company may pay remuneration to the stockholders, as interest on their equity, up to the limit established by Section 9 of Law 9249 of December, 26, 1995; and in accordance with sub-paragraph 7 of that Article any amounts thus disbursed may be deemed part of the obligatory dividend provided for by law and by these Bylaws.

CHAPTER VII

Liquidation

Article 29 — The Company shall enter into liquidation in the circumstances provided for by law or by resolution of the shareholders representing the majority of the capital stock in Shareholders Meeting, which shall determine the manner of liquidation, appoint the liquidator and fix its remuneration.

CHAPTER VIII

Arbitration Proceeding

Article 30 — The Company, its shareholders, managers and members of the Fiscal Council undertake to resolve, through arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), any and all disputes or controversies that may arise between them, relating to or arising from, in special, the application, validity, effectiveness, interpretation, violation and its effects, of the provisions contained in the Corporations Law, in these Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the CVM, as well as in the other rules applicable to the operation of the capital markets in general, in addition to those contained in the Market Arbitration Chamber Arbitration Regulation and of the Sanctions Regulation.

***

São Paulo, January 14th, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2019

Fibria Celulose S.A.

By:	/s/ Marcelo Feriozzi Bacci

Name:	Marcelo Feriozzi Bacci

Title:	Chief Financial Officer and Investor Relations Director